2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8099 F: (215) 564-8120

October 1, 2009

Via EDGAR Transmission Dominic J. Minore U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	AFBA 5Star Fund, Inc.
File Nos. 333-20637 and 811-08035

Dear Mr. Minore:

     On behalf of AFBA 5Star Fund, Inc. (the “Registrant”), the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) conveyed on September 11, 2009 with respect to the preliminary proxy statement, which was filed on September 2, 2009 (the “Proxy Statement”). Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

     1.     Comment. Confirm whether Thomas Laming and James McBride have ownership interests in Scout Investment Advisors, Inc. (“Scout”). If so, disclose the ownership interests in the proxy statement.

           Response. Messrs. McBride and Laming do not have ownership interests in Scout as a result of the sale of Trendstar Advisors, LLC (“Trendstar”) to Scout.

     2.    Comment. Add disclosure that addresses Section 15(f) of the Investment Company Act of 1940. Confirm that the Registrant will not pay Scout any fees for brokerage during the next two years.

          Response. Section 15(f) provides an optional safe harbor for an investment adviser of a registered investment company when the adviser sells its business for a profit. Additionally, Section 15(f) protects fund shareholders from the imposition of undue burdens related to the sale of an investment adviser that provides investment services to a fund and by requiring a certain level of board independence. Scout and Trendstar relied on Section 15(f) in connection with Scout’s purchase of Trendstar, pursuant to an asset purchase agreement (the “Asset Purchase Agreement”), and the related reorganization of the Trendstar family of funds into the Scout family of funds. In the Asset Purchase Agreement, Scout committed to operate the combined funds pursuant to Section 15(f). However, the Registrant’s solicitation of the approval of a new sub-advisory agreement with Scout differs from the situation involved with Scout’s

Dominic J. Minore October 1, 2009 Page 2 of 3

purchase of Trendstar. Here, the situation simply involves a decision to hire a sub-adviser. The Fund’s investment manager, AFBA 5Star Investment Management Company (“IMCO”), was not a party to the Asset Purchase Agreement and did not acquire an investment adviser. Furthermore, unlike with the Trendstar purchase, Scout does not sponsor or manage the Registrant. Rather, IMCO sponsors and manages the Registrant’s series. As a sub-adviser, Scout does not have the ability to control the operations of the Registrant or any of its series. Scout, therefore, cannot impose any burdens or governance standards on the Registrant or any series for which it will serve as sub-adviser. For these reasons, the Registrant does not believe that the addition of disclosure about Section 15(f) is appropriate.

     With respect to the payment of brokerage fees for portfolio transactions, the Registrant will not pay such fees to Scout or its affiliates.

     3.     Comment. Disclose the amount that Scout paid to purchase Trendstar, and in what form the payment was made.

           Response. For the reasons discussed in response to Comment 2, the Registrant respectfully declines to accept this comment.

     4.     Comment. Clarify that the Registrant’s Board of Trustees approved the interim and definitive sub-advisory agreements with Scout at an in-person meeting prior to the termination of Trendstar’s then-existing sub-advisory agreement.

           Response. The requested clarification will be made in the introductory section of the proxy statement where the Board’s approval of the Scout sub-advisory agreements is discussed.

* * *

     In addition, please note that the Registrant intends to remove the AFBA 5Star Small Cap Fund (the “Small Cap Fund”) from the Proxy Statement. Instead, the Registrant will continue the interim sub-advisory agreement with Scout until that agreement expires at the end of November. At that time, the Registrant will shift the sleeve of the Small Cap Fund managed by Scout to the Small Cap Fund’s other sub-adviser, the London Company, which currently manages another sleeve of the Small Cap Fund’s assets pursuant to a sub-advisory agreement previously approved by the Small Cap Fund’s shareholders.

     Lastly, the Registrant acknowledges that: (i) it is responsible for the adequacy of the disclosure in the Proxy Statement; (ii) Staff comments on the Proxy Statement, or changes to the Proxy Statement in response to Staff comments thereto, all as will be reflected in a definitive filing of the Proxy Statement, do not foreclose the Commission from taking any action with respect to the Proxy Statement; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States. The Registrant also acknowledges that the Division of Enforcement has access to all information that the Registrant has provided to the Staff of the Division of Investment Management in its review of the Amendments.

Dominic J. Minore October 1, 2009 Page 3 of 3

     Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/Jonathan M. Kopcsik Jonathan M. Kopcsik

cc:	Robert E. Morrison, Jr.
AFBA 5Star Investment Management Company Michael P. O’Hare, Esq.